UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

(Name of Subject Company)

Salix Pharmaceuticals, Ltd.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

795435106

(CUSIP Number of Class of Securities)

William Bertrand, Jr.

Acting Chief Operating Officer,

Executive Vice President and General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 862-1000

With copies to:

Christopher T. Cox

Gregory P. Patti, Jr.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Salix Pharmaceuticals, Ltd. (the “Company” or “we”) filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sun Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware Corporation (“VPI”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a British Columbia corporation (“Valeant”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company for $173.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), which Offer Price is subject to reduction to $158.00 per Share if all of the conditions to the Offer (as defined below) are not satisfied, or waived by Purchaser, by 12:00 midnight, Eastern time, on April 8, 2015 (one minute after 11:59 P.M., Eastern time, on April 7, 2015), upon the terms and subject to the conditions set forth in the (i) offer to purchase, dated March 4, 2015 (as amended or supplemented from time to time, including by the Amendment and Supplement to the Offer to Purchase, dated March 17, 2015, the “Offer to Purchase”) and (ii) related letter of transmittal that accompanied the Offer to Purchase, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Valeant, VPI and Purchaser with the SEC on March 4, 2015 (the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 6. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 6 is being filed to reflect certain updates as set forth below.

ITEM 3 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

1. In the section captioned “Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company – Employment Agreements,” the following paragraphs are hereby added immediately after the last paragraph:

In connection with the Offer and the Merger, on March 24, 2015, the Company and Mr. Bertrand agreed to amend his employment agreement to provide that the existing non-competition restrictive covenant would continue to be applicable for one year following any termination of employment (the “Bertrand Amendment”). The foregoing summary description of the Bertrand Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Bertrand Amendment, which has been filed as Exhibit (a)(27) to this Schedule 14D-9, and is incorporated herein by reference.

In connection with the Offer and the Merger, on March 25, 2015, the Company and Mr. D’Alonzo entered into a restrictive covenant agreement pursuant to which Mr. D’Alonzo is subject to a non-solicitation of employees covenant and a non-competition covenant for one year following the date of termination of his employment with the Company (the “D’Alonzo Agreement”). The foregoing summary description of the D’Alonzo Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the D’Alonzo Agreement, which has been filed as Exhibit (a)(28) to this Schedule 14D-9, and is incorporated herein by reference.

Letter Agreement with Mr. Bertrand

In connection with the Offer and the Merger, on March 24, 2015, Mr. Bertrand entered into a letter agreement with Valeant Pharmaceuticals North America LLC (the “Letter Agreement”) which, subject to Mr. Bertrand’s continued employment with the Company through the Effective Time, will become effective upon closing of the Merger and at such time, will terminate and supersede Mr. Bertrand’s existing entitlements under his amended and restated employment agreement with the Company (other than any ongoing restrictive covenants set forth therein).

Pursuant to the terms of the Letter Agreement, Mr. Bertrand will serve as the SVP and General Manager of the Surviving Corporation. In this role, Mr. Bertrand will receive an annual base salary of $550,000 (which is the same as his current salary) and will be eligible to participate in Valeant’s management bonus plan, under which his target and maximum bonus opportunity will be 40% and 80% of base salary, respectively. Additionally, Mr. Bertrand will receive sign-on equity awards valued at approximately $2,000,000. One-half of Mr. Bertrand’s sign-on equity will be granted in Valeant stock options that vest ratably over four years, and the remainder of such sign-on awards will be granted in Valeant performance share units that will vest between 0-300%, based on the achievement of certain Valeant performance criteria over a three year performance period.

Under the Letter Agreement, Mr. Bertrand will be eligible to receive a retention bonus in the aggregate amount of $2,799,500 which will be paid in three equal installments on the closing of the Merger and the six and twelve month anniversaries thereof, subject to Mr. Bertrand’s continued employment with Valeant through each payment date. In the event Mr. Bertrand is terminated by Valeant without “cause” (as that term is defined in the Letter Agreement) prior to the twelve month anniversary of the closing of the Merger, subject to execution and non-revocation of a general release of claims, he will be paid any portion of the retention bonus that remains unpaid at the time of such termination. Mr. Bertrand will not be entitled to any other severance payments or benefits from Valeant and will not be entitled to any severance payments or benefits under his existing amended and restated employment agreement with Salix.

The foregoing summary description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which has been filed as Exhibit (a)(29) to this Schedule 14D-9, and is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION

1. In the section captioned “Additional Information – Merger-Related Compensation,” the following paragraph is hereby added immediately after the last paragraph:

On March 24, 2015, the Board made certain determinations under Carolyn Logan’s Retirement Agreement, dated December 30, 2014, and Adam Derbyshire’s Letter Agreement, dated November 5, 2014, as a result of which the continued health insurance coverage provided to Ms. Logan and Mr. Derbyshire under their respective agreements will be terminated, and all outstanding unvested Company equity awards held by Ms. Logan and Mr. Derbyshire are immediately terminated, without any shares of stock or any payment or other consideration therefor.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description of Document

(a)(27)	Amendment to Amended and Restated Employment Agreement, dated March 24, 2015, by and between Salix Pharmaceuticals, Inc. and William C. Bertrand.

(a)(28)	Noncompetition Agreement, dated March 25, 2015, by and between Salix Pharmaceuticals, Inc. and Thomas W. D’Alonzo.

(a)(29)	Letter Agreement, dated as of March 24, 2015, by and between Valeant Pharmaceuticals North America LLC and William C. Bertrand (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

	By:	/s/ WILLIAM BERTRAND, JR.
Dated: March 25, 2015		Name:	William C. Bertrand, Jr.
		Title:	Acting Chief Operating Officer, Executive Vice President and General Counsel